UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

                                      Osasco, São Paulo, Brazil, June 30th, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Intermediary Interests on Own Capital
       . Banco Bradesco S.A.

Gentlemen,

               The Board of  Directors  of this Bank,  in a meeting held on this date,  approved the Board of Executive Officer's proposal for the payment to the
Company's  stockholders,  pursuant to the Corporate Bylaws and legal provisions, of  Intermediary  Interests on Own Capital related to the period of the 1st half
2003, in the amount of R$0,141180  for common stock and R$0,155298 for preferred stock,  both per lot of one thousand  stocks,  equivalent to 10 regular  monthly
Interests on Own Capital payments, benefiting the stockholders registered in the
Company's records on this date (June 30, 2003).

               The payment will be made on July 31,  2003,  at the net amount of
R$0,120 for common stock and R$0,132 for  preferred  stock,  both per lot of one thousand  stocks,  after deduction of Withholding  Income Tax of fifteen percent
(15%),  except  for the legal  entity  stockholders  that are  exempt  from this respective taxation, which will receive the declared amount.

               The respective  Interests will be computed in the  calculation of the minimum  compulsory  dividend  for the year,  as  provided in the  Corporate
Bylaws.

               The  Interests  relating  to  stocks  under  custody  at  CBLC  -
Brazilian  Company  and  Depository  Corporation  will be paid to CBLC,  will be transferred to the stockholders through the depository Brokers.

                                   Cordially,

                               Banco Bradesco S.A.
                              José Luiz Acar Pedro
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.